November 6, 2024

Mr. Ameen Hamady

Ms. Kristina Marrone

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Maui Land & Pineapple Company, Inc.

Form 10-K for the year ended December 31, 2023

Filed March 28, 2024

File No. 001-06510

Dear Mr. Hamady and Ms. Marrone,

This letter is respectfully submitted by Maui Land and Pineapple Company, Inc., a Delaware corporation (the “Company” or “MLP”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”), contained in the letter dated October 17, 2024. To assist in your review, the Company’s responses are preceded by a reproduction of the Staff’s comments as set forth in the letter.

Form 10-K for the year ended December 31, 2023

Note 5. Investment in Joint Venture, page 32

1.

We note your response to our prior comment and application of the equity method of accounting for the joint venture even though you own 60% in such venture. Please further describe to us how you considered whether you obtained a controlling financial interest in the joint venture and how the Company determined that consolidation would not be required. Please cite the applicable accounting guidance in your response.

Company Response:

Management believes that BRE2 LLC should not be consolidated because control does not rest with the Company, as defined by ASC 810-10-15.

The joint venture was formed by MLP and Stone Properties LLC (“Stone Properties’) to develop the 30-acre parcel adjacent to the original Baldwin Ranch Estates (“BRE”). BRE was solely developed by Stone Properties between 2016 to 2021. The 133-acre parcel on which BRE was developed was purchased from MLP in 2015. When BRE was developed, Stone Properties constructed a private water system with excess water capacity to serve the BRE development, and also, the adjacent 30-acre parcel that was owned by MLP, which it planned to develop. Stone Properties expressed interest in purchasing the adjacent 30-acre parcel (“BRE2”) upon completion and sales of the BRE home lots.

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In December 2023, MLP and Stone Properties entered into the joint venture, BRE2 LLC, such that MLP would contribute the 30-acre land parcel and Stone Properties would have the ability to the further expand on its development project at the Baldwin Ranch Estates.

Although MLP would have a greater initial ownership interest due to the contribution of land, Stone Properties in turn would be responsible for managing the operations of the venture and funding all out-of-pocket costs incurred for the development of the property. In return, Stone Properties would receive capital account credit for the amount of said costs to increase its ownership percentage. The expertise, prior experience and successful completion of BRE by Stone Properties provided confidence in Stone Properties’ ability to manage and operate BRE2 and lead the development to completion and ultimately, the sales of the completed custom home lots. Stone Properties would also be responsible for preparing and filing all financial and tax reports.

ASC 810-10-15-8 states, “For legal entities other than limited partnerships, the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree”. In the case of BRE2, the Operating Agreement serves as the contract and agreement among members.

Additionally, ASC 810-10-15-10a.1, specifically 15-10a.1.iv, provides for an exception to consolidation of majority-owned subsidiaries if “the powers of a shareholder with a majority voting interest or limited partner with a majority of kick-out rights through voting interests to control the operations or assets of the investee are restricted in certain respects by approval or veto rights granted to the noncontrolling shareholder or limited partner.”

The Operating Agreement of BRE2 LLC provides that the day-to-day operations of BRE2 LLC shall be managed by Stone Properties, and further explicitly limits and restricts the decision making power of MLP as a manager. Section 2.3 of the Operating Agreement provides that neither MLP nor Stone Properties, as managers, shall undertake, or have the authority to undertake, any of the following acts or cause BRE2 LLC to engage in any of the following transactions without first obtaining the affirmative vote or written consent of all of the members, if the transaction involves:

“(a)	incurring any mortgage or other indebtedness secured by the Property;
(b)	incurring any lease, conveyance, mortgage or other indebtedness of the Company which requires the personal guarantee of a Member or any Member’s Affiliate;
(c)	the issuance of additional or different classes of Units;

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(d)	the admission of any new or additional Members (except as provided in Section 7.3 below);
(e)	any merger, consolidation or other business combination, or the sale or other disposition of substantially all the assets of the Company;
(f)	the filing of a petition or commencing other proceedings on behalf of the Company seeking reorganization, liquidation, or other similar relief under any federal or state law relating to Bankruptcy;
(g)	any act which would make it impossible to carry on the ordinary business of the Company;
(h)	the dissolution of the Company; and
(i)	any other decision expressly requiring the consent of all of the Members under the terms of this Agreement.”

In addition, terms upon the liquidation of BRE2 LLC include a distribution preference to Stone Properties. Upon return of equity amounts to both MLP and Stone Properties, the remaining funds will be distributed 60% to Stone Properties and 40% to MLP. This distribution preference as agreed upon by both members further demonstrates the non-controlling position of MLP and results in an anticipated 50%-50% profit distribution to the members.

Based on these considerations, although MLP had an initial ownership greater than 50%, the Company believes that MLP does not control the joint venture, and thus, should not be required to consolidate based on ASC 810-10-15.

2.

Notwithstanding our prior comment, we note your determination that sales of land are considered part of the Company's primary operations and as such should be recognized as revenue consistent with ASC 606. Given that revenue recognized under ASC 606 is specific to the transfers of goods or services to customers in exchange for consideration, please further describe to us how you determined that the contribution of the land to the JV is considered a transaction with a customer for consideration as defined in ASC 606-10-20. In addition, given your determination that the contribution of the land is considered a transaction that should be accounted for under ASC 606, please tell us how you considered the need to eliminate your portion of intra-entity profits and losses until realized by the JV consistent with the guidance in ASC 323-10-35-7 and ASC 323-10-55-27 through 28.

Company Response:

Upon further consideration, the Company determined that the $1.6 million gain related to the land contribution to BRE2 LLC should have been recorded as a non-operating gain to other income, instead of operating revenue, on the Form 10-K as of December 31, 2023.

In accordance with ASC 970-323-30-3, “An investor that contributes real estate to the capital of a real estate venture generally should record its investment in the venture at fair value when the real estate is derecognized, regardless of whether the other investors contribute cash, property, or services. The transaction shall be accounted for in accordance with the guidance in paragraphs 360-10-40-3A through 40-3C. The real estate is not considered a business or nonprofit activity and, therefore, is within the scope of Subtopic 610-20 on gains and losses from the derecognition of nonfinancial assets.”

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The Company evaluated whether the land asset promised to the joint venture should be derecognized within the scope of Subtopic 610 in accordance with the decision tree included in ASC 610-20-15.

In applying the decision tree, the Company first determined that the contribution of the land to the BRE2 LLC is not considered to be a transaction with a customer for consideration as defined in ASC 606-10-20 since the contribution of land to enter into joint ventures is not an output of the Company’s ordinary activities. A joint venture is not historically a common type of arrangement that the Company enters into as part of its ordinary activities.

The Company next concluded that (i) the land is not considered a nonprofit activity and does not meet the definition of a business within the scope of Topic 810, (ii) the transaction was not considered to be within the scope of Topic 860, (iii) no other scope exceptions listed in ASC 610-20-15-4 apply, and (iv) the assets promised in the contract to BRE2 LLC were all nonfinancial assets (land). Therefore, the Company concluded to apply Subtopic 610-20 to each distinct asset (land) promised in the contract.

In applying the accounting guidance in ASC 610-20-25, the Company concluded that the contribution of land is not an output of its ordinary activities within the scope of Topic 606.

The Company also concluded that the land does not meet the definition of a business within the scope of Topic 810. Specifically, ASC 805-10-55-5A states that “if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business.” Since all of the assets (the land assets) contributed to BRE2 LLC are nonfinancial assets, the Company concluded that it should derecognize the land assets in accordance with Subtopic 810.

As described in paragraphs ASC 610-20-25-2 through 25-7, the Company first considered the guidance in Topic 810 and concluded that it no longer has controlling financial interest in the land assets or in BRE2 LLC. The Company also determined that the contract met the criteria in paragraph ASC 606-10-25-1 and that control of the land assets have been transferred in accordance with the guidance in paragraph ASC 606-10-25-30.

Because the Company continues to have a noncontrolling interest in the land, it evaluated the point in time at which it transferred control of the distinct nonfinancial asset as described in paragraph 610-20-25-7. The Company concluded that it transferred control of the distinct nonfinancial asset upon the contribution of the land to BRE2 LLC because it does not control BRE2 LLC. When evaluating the indicators of control in paragraph 606-10-25-30, the Company concluded the following:

a.	The Company received ownership in BRE2 LLC upon the contribution of the land assets,

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b.	BRE2 LLC has legal title to the land,
c.	the Company does not have physical possession of the asset because it cannot control what happens to the land assets,
d.	BRE2 LLC has the significant risks and rewards of ownership of the land assets, and
e.	there is no acceptance clause (assumption).

As a result, the Company has decided to derecognize the land and calculate the gain as the difference between the amount of consideration ($1.6 million) in accordance with the guidance in paragraph ASC 610-20-32-2 and ASC 610-20-32-6 and the $0 carrying amount of the land.

In coming to its conclusion, the Company evaluated both ASC 610-20-15 and 610-20-25 and determined that the recognition of the transfer of nonfinancial assets as a gain would be appropriate in accordance with the application of guidance in Topic 810 on consolidation and Topic 606 on revenue from contracts with customers. Consistent with the Company’s determination that consolidation of the joint venture would not be required, the Company concluded that it does not have a controlling financial interest in the joint venture that would hold the land asset.

The Company believes that the error is not material to the previously issued financial statements. In reaching its conclusion, the Company reviewed, among other items, statements of the Office of the Chief Accountant and Staff Accounting Bulletin 99, and determined that there is not a substantial likelihood that a reasonable investor would consider the error important or that it would significantly alter the total mix of information available to investors. In conducting its analysis, there were no external factors that would indicate that the Company’s analysis was not objective, from the perspective of a reasonable investor. For example, the error did not affect executive compensation and the change in recognition will not result in any clawbacks of compensation, the change in recognition will not cause reputational harm to the Company or its executives, and the Company does not believe that the change will impact any regulatory scrutiny, litigation or have other impacts that could impair the Company’s ability to conduct an impartial analysis.

Revenue within the land development and sales segment of the Company is highly volatile and depends largely on individual events, such as real estate sales. While the $1.6 million in revenue was significant to the segment in 2023, the Company discloses in its 10-K that real estate sales are cyclical and not indicative of future performance trends in this segment. Over the past three full calendar years, segment revenue has ranged from approximately $1 million to $12 million. In 2023, the real estate segment, as reported, constituted 15% of total revenue for the Company. The Company’s other operating segments, leasing and resort amenities are more constant financial indicators of the Company’s performance. Further, the $1.6 million of value on the contributed property is only a small portion of the total land holdings held for sale by the Company and the 30-acre parcel is even a smaller portion of the total 22,300 acres of land owned by the Company. Therefore, the Company believes that investors do not view a sale of a 30-acre, $1.6 million, parcel of real estate that was otherwise not held for sale, as significant.

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In addition, the reclassification from operating revenue to a non-operating gain does not (i) affect the Company’s net loss, stockholders’ equity, or basic or diluted earnings per share, (ii) mask a change in earnings or other trends, (iii) conceal trends in the business model or earnings trends, or (iv) affect loan covenant compliance. Nor was the current classification an effort to manage operating results of a business segment or otherwise, and the Company does not expect the reclassification to have any impact on the market price of the Company’s stock.

In evaluating both the quantitative and qualitative facts and circumstances surrounding the classification error, the Company has concluded that the error in classification is not material. As a result, the Company respectfully proposes to correct this immaterial error by restating the income statement in the next presentation of the financial statements for the year ended December 31, 2023, which would be in the filing of Form 10-K for fiscal year ending December 31, 2024, estimated to be filed on or before March 31, 2025.

Closing Comments:

In connection with the Company’s responses to your comments, the Company acknowledges that:

a)	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K.
b)	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and
c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions or comments on the above, please do not hesitate to contact me at (808) 500-8376 or wade@mauiland.com

Sincerely,

/s/ WADE K. KODAMA

Wade K. Kodama

Chief Financial Officer